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Alex Panelli · 3rd

Investor/Advisor/Entrepreneur

San Diego County, California, United States · 500+ connections ·

Contact info

Arizona State Univer
P. Carey School of B

Experience

Board Member
Phat Scooters · Part-time
Aug 2020 – Present · 2 mos
Phoenix, Arizona, United States

Board Member
Positioning Universal · Part-time
May 2015 – Present · 5 yrs 5 mos
San Diego, California, United States

Positioning Universal

Principal
Fenix Ventures
Mar 2018 – Present · 2 yrs 7 mos
Tempe, AZ

Angel Investor

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 **Angel Investor (via Tom Fallows' syndicate)**
Kinsa
Feb 2017 – Present · 3 yrs 8 mos

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Education

 **Arizona State University, W. P. Carey School of Business**
MBA
1996 – 1998

 **Santa Clara University**
BS, Engineering
1987 – 1991

St. Francis High School

Skills & Endorsements

Start-ups · 51

 Endorsed by **John Ricci and 9 others who are highly skilled at this**

 Endorsed by **3 of Alex's colleagues at Or Media**

Mobile Devices · 32

 Endorsed by **Neil Edwards and 2 others who are highly skilled at this**

 Endorsed by **4 of Alex's colleagues at Or Media**

Strategic Partnerships · 23

 Endorsed by **Don Harris and 1 other who is highly skilled at this**

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